Mail Stop 6010

Via Facsimile and U.S. Mail

December 13, 2007

Mr. Anthony P. Deasey
Chief Financial Officer
Northwest Biotherapeutics, Inc.
7600 Wisconsin Avenue, Suite 750
Bethesda, Maryland 20814

      Re: Northwest Biotherapeutics, Inc.
              Form 10-K for fiscal year ended December 31, 2006
              Filed April 17, 2007
              File No. 000-33393

Dear Mr. Deasey:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Jim B. Rosenberg
              Senior Assistant Chief Accountant